Exhibit 3.1

Amendment to By-Laws of Chevron Corporation

Effective August 1, 2005, Article III, Section 2 of the Company’s By-Laws shall be amended to read in full:

“SECTION 2. Stock Certificates. Shares of Stock of the Corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as may otherwise be authorized by the Secretary or an Assistant Secretary. Notwithstanding the foregoing, shares of Stock represented by a certificate and issued and outstanding on August 1, 2005 shall remain represented by a certificate until such certificate is surrendered to the Corporation.

In the event shares of Stock are represented by certificates, such certificates shall be registered upon the books of the Corporation and shall be signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary of the Corporation, shall bear the seal of the Corporation or a facsimile thereof, and shall be countersigned by a Transfer Agent and the Registrar for the Stock, each of whom shall by resolution of the Board be appointed with authority to act as such at the pleasure of the Board. No certificate for a fractional share of Common Stock shall be issued. Certificates of Stock signed by the Chairman of the Board, a Vice-Chairman of the Board or a Vice-President, together with the Secretary or an Assistant Secretary, being such at the time of such signing, if properly countersigned as set forth above by a Transfer Agent and the Registrar, and if regular in other respects, shall be valid, whether such officers hold their respective positions at the date of issue or not. Any signature or countersignature on certificates of Stock may be an actual signature or a printed or engraved facsimile thereof.”